EXHIBIT 21

                              LIST OF SUBSIDIARIES

1.    NetSol Technologies (Pvt) Ltd. located in Lahore, Pakistan.
2.    NetSol PVT. Ltd located in Lahore, Pakistan.
3.    NetSol Akhtar located in Karachi,Pakistan.
4.    Abraxas, Inc., located in Adelaide, Australia.
5.    NetSol USA, Inc., located in Calabasas, California
6.    NetSol Technologies Ltd. located in London, England.
7.    CQ Systems Ltd., Located in Horsham, England
8.    NetSol-TiG, Located in Lahore, Pakistan.